Exhibit 99.1

NeuroSense Collaborates with Lonza to Identify Exosome-based Biomarkers, in order to Advance
Neurodegenerative Disease Treatments and Diagnostics

●	NeuroSense will leverage its extensive experience in biomarker utilization to advance early diagnosis and treatment in the neurodegeneration field

●	Lonza to develop, optimize, and qualify a method utilizing Neuron-Derived Exosomes (“NDEs”), set to be integrated into the clinical development program of PrimeC by NeuroSense

●	Lonza’s Dev-on-Demand solution to enable NeuroSense to access Lonza’s process development with rapid initiation, execution, and delivery of work

Basel, Switzerland and Cambridge (MA), US, April 9, 2024 – Lonza (SIX: LONN), a global development and manufacturing partner to the pharma, biotech and nutrition industries, and NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for amyotrophic lateral sclerosis (ALS) and other severe neurodegenerative diseases, announced a collaboration to evaluate biological changes occurring in people with neurodegenerative diseases, including ALS.

This agreement provides NeuroSense with access to Lonza’s unparalleled, state-of-the-art extracellular vesicles expertise and capabilities quickly and on an ‘on-demand’ basis, without further commitments. NeuroSense will leverage its extensive experience in biomarker utilization in neurodegenerative diseases. Lonza will provide the development, optimization, and qualification of a method measuring biomarkers from NDEs, which will be integrated into the development of NeuroSense´s lead product candidate for ALS, PrimeC.

Davide Zocco, Head of Exosomes Development, Lonza, commented: “Lonza has made significant investments in the exosome field over the last decade, including the acquisition of Exosomics, reflecting our commitment to enable innovators to advance their therapies. Our ‘Dev-on-Demand’ solution provides NeuroSense with access to expert scientists working in state-of-the-art laboratories for their development activities. The team and platform make Lonza the partner of choice for NeuroSense to identify exosomes-based biomarkers.”

Alon Ben-Noon, NeuroSense’s CEO, added: “We believe this collaboration could be a game-changer for the ALS and neurodegeneration field, as findings in such biomarkers may advance early diagnosis and treatment, as well as expedite the regulatory pathway for new treatments for the millions of people who suffer from neurodegenerative diseases. Collaborating with Lonza enables us to tap into some of the world’s top experts in exosomes-based therapies research to develop another important measure of PrimeC’s efficacy.”

NeuroSense recently reported positive topline results from the six-month double-blind portion of its Phase 2b PARADIGM trial, a multinational, randomized, double-blind, placebo-controlled clinical study of PrimeC in people living with ALS. Patients treated with PrimeC had a statistically significant slowing of disease progression in the pre-specified Per Protocol (PP) population as compared to placebo. Additional biomarker and efficacy endpoints are expected H1 2024.

Additional Information

About NDEs

NDEs are small extracellular vesicles generated by neurons that encapsulate a variety of molecules such as proteins, nucleic acids, and metabolites. Identification and measurement of NDEs and their cargo through easily accessible bodily fluids including plasma can facilitate the discovery of new biomarkers for prognosis and therapy, as these vesicles can pass the blood-brain barrier and noninvasively provide a depiction of the current physiological status of neurons in the brain.

About ALS

Amyotrophic lateral sclerosis (ALS) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 patients are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of patients with ALS is expected to grow 24% by 2040 in the U.S. and EU.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of amyotrophic lateral sclerosis (ALS) that contribute to motor neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS. NeuroSense completed the six-month double-blind portion of its Phase 2b ALS clinical trial which met its safety and tolerability endpoints, as well as showing a statistically significant slowing of disease progression in the pre-specified Per Protocol (PP) population. Additional data from the Phase 2b trial are expected H1 2024. PrimeC was granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA).

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and X, formerly known as Twitter.

Lonza Contact Details

media@lonza.com

NeuroSense Contact Details

ir@neurosense-tx.com

Lonza Disclaimer

Certain matters discussed in this media advisory may constitute forward-looking statements. These statements are based on current expectations and estimates of Lonza Group Ltd, although Lonza Group Ltd can give no assurance that these expectations and estimates will be achieved. Investors are cautioned that all forward-looking statements involve risks and uncertainty and are qualified in their entirety. The actual results may differ materially in the future from the forward-looking statements included in this media advisory due to various factors. Furthermore, except as otherwise required by law, Lonza Group Ltd disclaims any intention or obligation to update the statements contained in this media advisory.

All trademarks belong to Lonza and are registered in CH, US and/or EU, or belong to their respective third-party owners and are used only for informational purposes.

NeuroSense Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the benefits of the agreement with Lonza and the timing for reporting additional biomarker and efficacy endpoints from the Phase 2b PARADIGM trial. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk that the agreement with Lonzo will not bring the expected benefits, the risk of delay in the reporting of additional biomarker and efficacy endpoints from the Phase 2b PARADIGM trial; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; the development and commercial potential of any product candidates of the company; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense Therapeutics is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and NeuroSense Therapeutics’ subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

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